                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)



                             PRIMEENERGY CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.10
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                         (Title of Class of Securities)

                                    74l58El04
                           ---------------------------
                                 (CUSIP Number)


Michael H. Wehrle              Copy to:   Sandra N. Murphy, Esquire
McJunkin Corporation                      Bowles Rice McDavid Graft & Love LLP
P. O. Box 513                             P. O. Box 1386
Charleston, WV 25322                      Charleston, WV 25325-1386
(304) 348-1804                            (304) 347-1100
--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 29, 2005
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

CUSIP NO.  74158E104


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        MCJUNKIN CORPORATION
        55-0229830

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [ ]

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 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

                       Not Applicable; SEE ITEM 3

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)
                              [  ]


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                          WEST VIRGINIA

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   NUMBER OF                 7   SOLE VOTING POWER
   SHARES
                                         623,521
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   BENEFICIALLY              8   SHARED VOTING POWER
      OWNED                               - 0 -

--------------------------------------------------------------------------------
    BY EACH                  9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                         623,521
--------------------------------------------------------------------------------
      WITH                  10   SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     623,521
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                         [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW        (11)

        18.3%
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14   TYPE OF REPORTING PERSON

        CO
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                                       2

Item 1. Security and Issuer.

         The class of equity securities to which this Statement relates is the Common Stock, par value $0.10 per shares (the "Shares"), of Prime Energy Corporation, formerly, K.R.M. Petroleum Corporation, a Delaware corporation (the "Company"), whose principal executive offices are at One Landmark Square, Stamford, CT 06901.

Item 2. Identity and Background.

            (a)-(c); (f) McJunkin Corporation, a West Virginia corporation ("McJunkin"), is an industrial distributor of pipe, valves and fittings with investments in oil and gas and real estate. McJunkin's principal executive offices are located at 835 Hillcrest Road, Charleston, West Virginia 25311.

         The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of McJunkin are set forth in Schedule A to this statement and are incorporated herein by reference.

         (d)-(e) During the last five years, neither McJunkin, nor to McJunkin's best knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The funds used for the original acquisition of 1,127,221 Shares ($2,000,000 paid on September 10, 1984 and $4,000,000-$6,000,000 paid subsequently) were obtained from McJunkin's lines of credit with banks. McJunkin utilized credit available under lines of credit with the following banks: Morgan Guaranty Trust Company, Chase Manhattan Bank, Pittsburgh National Bank, Charleston National Bank, North Carolina National Bank, Canadian Imperial Bank of Commerce, Bank of Dunbar and National Bank of Commerce. It was impossible to attribute the funds borrowed to purchase the Shares to any particular line of credit as McJunkin draws down funds for general corporate purposes under several lines of credit each day.

         In Amendment No. 1, a disposition of 400,000 shares was reported.

Item 4. Purpose of Transaction.

         The original purpose of the purchase of 1,127,221 Shares by McJunkin on September 10, 1984 was to acquire an equity position in the Company which could have permitted McJunkin to control the Company. After the original purchase of the Shares, McJunkin was in a position to make a determination as to whether to acquire all or a portion of the remaining equity interest in the Company. McJunkin's


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
determination to acquire all or a portion of the remaining equity interest in the Company was to be based upon various factors including, but not limited to, developments with respect to the business of the Company and with respect to McJunkin's business, other business opportunities available to McJunkin, general economic conditions and money and stock market conditions.

         In addition, depending on market conditions and other factors, McJunkin could have made additional acquisitions of Shares by means of transactions in the over-the-counter market or in private transactions, if appropriate opportunities to do so had become available.

         Since the time of the original purchase in 1984, McJunkin has not acquired additional Shares. A 1996 transaction reported in Amendment No. 1 involved disposition of 400,000 Shares.

         This Amendment No. 5 is filed to report the disposition of 25,000 Shares on July 2, 2004, and the disposition of 50,000 Shares on April 29, 2005.

         McJunkin does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) McJunkin owns 623,521 Shares (18.3%). McJunkin owned 1,127,221 Shares (49.99% of the Shares outstanding on September 10, 1984).

         (b) McJunkin Corporation has the sole power to vote and dispose of the Shares owned by such person or entity.

         (c) On May 31, 1996, McJunkin Corporation sold 400,000 Shares to the Company. On September 10, 1984, McJunkin Corporation purchased 1,127,221 Shares from Callahan Mining Corporation, an Arizona corporation ("Callahan"), for an aggregate purchase price of $8,000,000, subject to reduction to no less than $6,000,000. On July 2, 2004, and April 29, 2005, McJunkin Corporation sold to the Company 25,000 and 50,000 Shares, respectively.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Other than Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships among McJunkin and the persons named in Schedule A hereto and any other person with respect to any securities of the Company.
Exhibit 2 consists of the Stock Purchase and Option Agreement, dated as of October 7, 1987, between KRM Petroleum Corporation and The American Energy
Group which contains an agreement relating to representatives designated by McJunkin Corporation to be nominated for as candidates for the Company's board of directors. Pursuant to this



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
agreement, 2,900,000 Shares were sold to The American Energy Group and KRM Petroleum Corporation (now PrimeEnergy Corporation) agreed to use its best efforts to cause two (2) persons designated by McJunkin Corporation to be nominated and elected to its board of directors for as long as McJunkin Corporation owns 10% or more of the Shares. E. Gaines Wehrle, an executive vice-president of McJunkin Corporation, serves as a director of the Company.

Item 7. Material to be Filed as Exhibits.

         2. Stock Purchase and Option Agreement, dated as of October 7, 1987, between KRM Petroleum Corporation and The American Energy Group is incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by McJunkin on June 10, 1996.


                  SIGNATURE TO AMENDMENT NO. 5 TO SCHEDULE 13D


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: May 5, 2005.
                                           MCJUNKIN CORPORATION

                                           By:   /s/ Michael H. Wehrle
                                               --------------------------------
                                                 Michael H. Wehrle
                                           Its:  Chief Financial Officer



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


                                  SCHEDULE A*

                               EXECUTIVE OFFICERS


H. B. Wehrle, III                               Michael H. Wehrle
President and CEO                               Chairman of the Board and CFO
McJunkin Corporation                            McJunkin Corporation
835 Hillcrest Drive                             835 Hillcrest Drive
Charleston, WV 25311                            Charleston, West Virginia  25311

Stephen D. Wehrle                               E. Gaines Wehrle
Executive Vice President                        Executive Vice President
McJunkin Corporation                            McJunkin Corporation
835 Hillcrest Drive                             835 Hillcrest Drive
Charleston, WV 25311                            Charleston, WV 25311

                               BOARD OF DIRECTORS

Michael H. Wehrle                               W. Marston Becker
Chairman of the Board and CFO                   Hales & Company
McJunkin Corporation                            One Financial Plaza 12th Floor
835 Hillcrest Drive                             755 Main Street
Charleston, WV 25311                            Hartford, CT  06102

Russell L. Isaacs                               George C. Kern, Jr.
Russell L. Isaacs & Company                     Sullivan & Cromwell
Suite 1523, 300 Summers Street                  830 Park Avenue
Charleston, WV  25301                           New York, New York  10021

Sam Rovit                                       H. B. Wehrle, III
Bain & Company, Inc.                            President and CEO
233 South Wacker Drive, Suite 4400              McJunkin Corporation
Chicago, Illinois  60606                        835 Hillcrest Drive
                                                Charleston, WV 25311

Martha G. Wehrle                                H. B. Wehrle, Jr.
McJunkin Corporation                            Chairman of the Board - Emeritus
835 Hillcrest Drive                             McJunkin Corporation
Charleston, WV 25311                            835 Hillcrest Drive
                                                Charleston, WV 25311

James Warren                                    Rick Fantham
2241 Lazy River Drive                           EMCO Corporation
Charleston, SC 29414                            620 Richmond St.
                                                London, Ontario N6A 5JR


*Except for Mr. Fantham, all individuals listed above are citizens of the United States. Mr. Fantham is a Canadian citizen.

                                INDEX TO EXHIBITS

No.      Exhibit
(2)      Stock Purchase and Option Agreement dated October 7, 1987, between
         K.R.M. Petroleum Corporation and The American Energy Group.
         (Incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule
         13D filed by McJunkin on June 10, 1996. File No. 0-7406)